July 27, 2011

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Gafisa S.A. (“Gafisa” or the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2009 Filed on March 10, 2010 Form 6-K Filed April 1, 2011 File No. 001-33356

Dear Mr. Decker:

Set forth below is Gafisa’s response to your letter dated July 12, 2011 relating to Gafisa’s Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”) and Gafisa’s current report on Form 6-K filed April 1, 2011 ( the “6-K”).  To assist in the Staff’s review of the responses, each response is preceded with the text (in bold type) of the comment as stated in your letter.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the 2009 Form 20-F.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2009

Audited Consolidated Financial Statements

Note 25 -- Supplemental Information -- Summary of Principal Difference Between Brazilian GAAP and U.S. GAAP

(d) U.S. GAAP condensed consolidated financial information, page F-88

1.	We note your response to comment one from our letter dated April 4, 2011. Please address the following:

•
Please tell us and ensure that your amended Form 20-F fully explains both your historical U.S. GAAP accounting practices for the Gafisa segment and your current U.S. GAAP accounting practices after identification of the errors that have resulted in the need for a restatement. It is unclear from the

Mr. Rufus Decker	2	July 27, 2011

discussion on page A-4 of your response if any of your U.S. GAAP revenue recognition errors pertained to the Gafisa segment. It is also unclear how your current U.S. GAAP revenue recognition practices are affected by the Gafisa segment’s historical practice of making repayments of approximately 35% of amounts previously paid, despite the fact that your contract does not provide the defaulting party with a right to cancel.

Our amended Form 20-F will include the following disclosure which we believe addresses the matter raised:

“With respect to the Gafisa segment –
Historically, our U.S. GAAP accounting practices for the Gafisa segment had not contemplated, on a contract-by-contract basis, the implication of the initial investment test and continuing investment test under U.S. GAAP as we did not consider the defaulting party had a right to reimbursement that would otherwise affect the revenue we had recognized as only Gafisa has the right to terminate the contract.  Despite the fact that the Gafisa segment contracts do not provide the defaulting party with a right to cancel, upon further examination and based on an analysis of recent legal precedent, we have concluded that the defaulting party does have certain rights in law that can be exercised in the event a judicial appeal is filed.  Judicial rulings have required companies in Brazil to return to defaulting parties, part of the deposit payments for units under development when the contract is terminated.  Such amounts have approximated the percentage set forth in the sales contracts which determine the possibility of the Company granting a reimbursement at the Company´s discretion if it agrees to contract termination. The reimbursements paid by the Company of approximately 35% are an average percentage of amounts historically paid, therefore, there may be contracts in which this amount is higher or lower than the average of 35%.  Accordingly, for purposes of our current U.S. GAAP accounting practices for the Gafisa segment we have used the contractual reimbursement percentage (after applying penalties) for purposes of determining the initial investment test. Upon recomputing the initial investment test and continuing investment test parameters on a contract-by-contract basis, rather than by developments, certain units were found to have failed the tests which resulted in the deferral of revenue recognition under the percentage of completion model. We have restated our consolidated financial statements as at December 31, 2009 and for each of the three years in the period then ended to reflect the deferral of recognition of revenue for the Gafisa segment.”

•
Please more fully explain what is meant by Tenda’s “pilot contracts” as discussed on page A-4 of your response. It is unclear if all of Tenda’s revenue is derived from pilot contracts or if there are other types of contracts that were not specifically addressed in your response.

The operations of the Tenda segment contracts are more fully described  below including the contractual relationship among Tenda, the customer and a government bank (Federal Savings and Loans Bank (CEF – Caixa Econômica Federal, or Bank of Brazil)

Mr. Rufus Decker	3	July 27, 2011

Purchase and Sale Agreement –Property Developer x Customer (Promisor)

When the real estate venture is launched, the customer and property developer execute a purchase and sale agreement (“the Tenda Pilot program contract”), which defines the type of customer financing.  This agreement is primarily aimed at providing a purchase and sale commitment between the parties during the period in which the contract’s enterprise is under analysis by a government bank.

Upon executing the Tenda Pilot program contract, the customer is required to provide a retainer of the real property value and pay the monthly installments to the real estate developer (the aggregate amount corresponds to approximately 5% - 15%) while its financing is pending approval by the bank. The bank customer financing varies from 85% to 95% of the real property value depending on the situation.  Currently, to the extent that a customer is approved by a government bank, prior to the overall approval of specific project,  the customer may be financed for 95% of the real property value.

Following the execution of the agreement with the customer, the government bank begins the financing approval process either when the real estate project is launched or during construction.  Once approved, the agreement is transferred to the government bank.

After evaluating the Tenda Pilot program and its customer portfolio, we concluded that percentage of completion revenue recognition is not appropriate during the construction phase, given the potential refundability rights of the customer.  As 80% of the down payment would need to be excluded from the initial investment test,  the contract would fail  the initial investment test under U.S. GAAP.

Taking out Residential Financing

During the government bank credit facility approval period, the monthly installments, the principal and indexation charges due after the purchase and sale agreement is executed are paid to Tenda.

Once the credit facility is approved by the government bank, Tenda, the customer and the bank enter into an agreement enforceable as a deed of promise to buy and sell, similar to a private credit facility agreement to develop a real estate venture, the final contract. Upon execution, the original purchase and sale agreement (Tenda Pilot program contract) between Tenda and the customer is replaced, and the new agreement is transferred to the government bank.  From that time, the customer starts repaying the financing directly to the bank, which will pass the financing amounts on to Tenda over the construction period, as the construction work progresses.

All of Tenda’s revenue recognition is generated from a pilot contract.

•
It appears that your discussion of Tenda’s and Alphaville’s historical revenue recognition policies on pages A-4 and A-5 may be incomplete. Please confirm to us that your historical application of percentage of completion for

Mr. Rufus Decker	4	July 27, 2011

U.S. GAAP revenue recognition purposes was applied incorrectly because you previously did not contemplate the impact that the potential refund provisions of 80% could have on your U.S. GAAP revenue recognition under the percentage of completion method. If true, please ensure that your amended Form 20-F specifically indicates that not only were you using percentage of completion when the deposit method was appropriate, but you were also misapplying the percentage of completion method in the manner discussed above.

The Company confirms that Tenda’s and Alphaville’s historical application of percentage of completion for U.S. GAAP purposes did not contemplate the impact of the potential refund provisions of 80% under the percentage of completion method. Thus, the Company will be restating the U.S. GAAP financial position and results of operations of its Tenda and Alphaville segments to properly account for the potential refund provisions of 80%. In response to the Staff’s comment, our amended Form 20-F will clearly state so.

•
Please revise all of the tables starting on page A-5 of your response to include footnotes describing the nature of each restatement adjustment, and how you accounted for each item prior to the restatement compared to after the restatement. It appears that some of the adjustments may not directly relate to the revenue recognition and cash and equivalents errors described in your response letter. For example, it is unclear how the restatement adjustments titled “Business Combination of Tenda” and “Reversal of contract termination provision” directly pertain to the revenue recognition and/or cash and cash equivalents errors described in your response letter. It is similarly unclear how the adjustments to your 2009 U.S. GAAP Assets and Liabilities on page A-6 titled “Investments” and “Intangibles, net” pertain to the above mentioned errors. Please show us what these revisions will look like in your amended Form 20-F.

Please find below the revised tables:

Reconciliation of Restated Net Income - 2009

a) Net Income Reconciliation - BR and U.S. GAAP

	As originally reported					As restated
Net Income Reconciliation – BR and U.S. GAAP	2009	Gafisa	Tenda	Alphaville	Restatement Adjustments	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income under Brazilian GAAP	213,540				–	213,540
Revenue recognition – net operating revenue	(477,072)	–	–	–	–	(477,072)
Revenue recognition – net operating revenue – initial test(1)	–	(77,776)	60,627	(142,447)	(159,596)	(159,596)
Revenue recognition – net operating revenue – continuing test(1)	–	(187,182)	2,184	(36)	(185,034)	(185,034)

Mr. Rufus Decker	5	July 27, 2011

	As originally reported					As restated
Net Income Reconciliation – BR and U.S. GAAP	2009	Gafisa	Tenda	Alphaville	Restatement Adjustments	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue recognition – operating costs	342,830	–	–	–	–	342,830
Revenue recognition – operating costs – initial test(1)	–	48,854	(61,863)	78,373	65,364	65,364
Revenue recognition – operating costs – continuing test(1)	–	157,065	(2,228)	20	154,857	154,857
Stock compensation (expense) reversal	7,194	–	–	–	–	7,194
Reversal of negative goodwill amortization of Redevco and Tenda	(178,508)	–	–	–	–	(178,508)
Business Combination of Tenda (2)	(3,173)	(15,194)	–	–	(15,194)	(18,367)
Tenda’s share issuance costs	11,072	–	–	–	–	11,072
Business Combination of Alphaville	(16,786)	–	–	–	–	(16,786)
Business Combination of Redevco	4,848	–	–	–	–	4,848
Reversal of contract termination provision (3)	–	–	13,826	–	13,826	13,826
Other	49	–	–	–	–	49
Reversal and revision of non-controlling interest (4)	36,188	30,178		–	30,178	66,366
Deferred income tax on adjustments above (5)	23,140	18,016	(475)	8,229	25,770	48,910
Net income (loss) attributable to Gafisa, net of non-controlling interest	(36,678)	(26,039)	12,071	(55,861)	(69,829)	(106,507)
Net income (loss) attributable to noncontrolling interests under USGAAP (6)	42,276	(20,273)	8,365	–	(11,908)	30,368
Total net income (loss) under U.S. GAAP	5,598	(46,312)	20,436	(55,861)	(81,737)	(76,139)

(1)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation.

(2)
Retrospective adjustment to the Tenda’s Purchase Price Allocation adjustment arising from the restatement of Tenda´s assets acquired and liabilities assumed following the correction of the error in (1) above.

(3)
Reversal of Tenda’s contract termination provision which had historically been recorded as a means of deferring  revenue and which was found to be insufficient and replaced by the current revenue recognition deferral adjustment in (1) above.

(4)
Revision of non controlling interest to financial expenses.  The Company formed an unincorporated venture (SCP) in 2008 to hold interests in other real estate development companies. Upon further examination, this transaction was determined to be characteristic of a debt instrument rather than an equity investment. The results of the venture were originally presented as part of noncontrolling interest amounts and were revised to financial expenses to reflect the Company´s current accounting practices.

(5)	Deferred income tax on above adjustments.
(6)	Non controlling interest on above adjustments.

Mr. Rufus Decker	6	July 27, 2011

Reconciliation of Restated Shareholder’s Equity – 2009

b) Shareholders’ Equity Reconciliation BR and U.S. GAAP

	As originally reported					As restated
Shareholders’ Equity Reconciliation BR and U.S. GAAP	2009	Gafisa	Tenda	Alphaville	Restatement Adjustments	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Shareholders’ equity under Brazilian GAAP	2,325,634				–	2,325,634
Revenue recognition – net operating revenue	(821,707)	–	–	–	–	(821,707)
Revenue recognition – net operating revenue – initial test(1)	–	(127,599)	66,534	(249,437)	(355,503)	(355,503)
Revenue recognition – net operating revenue – continuing test(1)	–	(252,630)	2,346	(2,235)	(252,518)	(252,518)
Revenue recognition – operating costs	560,157	–	–	–	–	560,157
Revenue recognition – operating costs – initial test(1)	–	116,841	(59,761)	149,644	206,724	206,724
Revenue recognition – operating costs – continuing test(1)	–	194,432	(2,170)	1,334	193,596	193,596
Capitalized interest	99,897	–	–	–	–	99,897
Amortization of capitalized interest	(94,126)	–	–	–	–	(94,126)
Liability – classified stock options	(3,939)	–	–	–	–	(3,939)
Receivables from clients – SFAS 140	11,410	–	–	–	–	11,410
Liability assumed – SFAS 140	(11,410)	–	–	–	–	(11,410)
Reversal of goodwill amortization of Alphaville	18,234	–	–	–	–	18,234
Reversal of negative goodwill amortization of Redevco and Tenda	(232,327)	–	–	–	–	(232,327)
Gain on the transfer of FIT Residencial	205,527	–	–	–	–	205,527
Business Combination of Tenda (2)	13,231	(17,974)	–	–	(17,974)	(4,743)
Business Combination of Alphaville	(38,888)	–	–	–	–	(38,888)
Business Combination of Redevco	4,848	–	–	–	–	4,848
Reversal of contract termination provision (3)	–	–	25,023	–	25,023	25,023
Other	(538)	–	–	–	–	(538)
Reversal and revision of non-controlling interest (4)	56,425	64,209	–	–	64,209	120,634
Deferred income tax on adjustments above (5)	72,827	34,557	(9,291)	11,695	36,961	109,788
Shareholders’ equity before non-controlling interest	2,165,255	(33,164)	22,681	(88,999)	(99,482)	2,065,773
Noncontrolling interests under USGAAP (6)	47,912	(53,446)	8,365	13,256	(31,825)	16,087
Total Shareholders’ equity under USGAAP	2,213,167	(86,610)	31,046	(75,743)	(131,307)	2,081,860

(1)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation.

(2)
Retrospective adjustment to the Tenda’s Purchase Price Allocation adjustment arising from the restatement of Tenda´s assets acquired and liabilities assumed following the correction of the error in (1) above.

(3)
Reversal of Tenda’s contract termination provision which had historically been recorded as a means of deferring  revenue and which was found to be insufficient and replaced by the current revenue recognition deferral adjustment in (1) above .

(4)
Revision of non controlling interest to financial expenses.  The Company formed an unincorporated venture (SCP) in 2008 to hold interests in other real estate development companies. Upon further examination, this transaction was determined to be characteristic of a debt instrument rather than an equity investment. The results of the venture were originally presented as part of noncontrolling interest amounts and were revised to financial expenses to reflect the Company´s current accounting practices.

(5)	Deferred income tax on above adjustments.
(6)	Non controlling interest on above adjustments.

Mr. Rufus Decker	7	July 27, 2011

Restated U.S. GAAP Assets and Liabilities – 2009

(c) Restatement Adjustments – Assets and Liabilities

	As originally reported		As restated
Assets	2009	Restatement Adjustments	2009
	(Unaudited)	(Unaudited)	(Unaudited)
Assets
Current assets
Cash and cash equivalents(1)	1,348,403	(1,055,463)	292,940
Marketable securities(1)	–	1,005,882	1,005,882
Restricted cash(1)	47,265	49,581	96,846
Receivables from clients(2)	1,188,662	(2,366)	1,186,296
Properties for sale (2)	1,796,000	400,320	2,196,320
Other accounts receivable	87,502	–	87,502
Prepaid expenses	14,122	–	14,122
Investments (3)	185,364	(31,825)	153,539
Property and equipment, net	58,969	–	58,969
Intangibles, net (4)	151,343	(17,974)	133,369
Goodwill	31,416	–	31,416
Receivables from clients(2)	1,691,642	(357,099)	1,334,543
Properties for sale	416,083	–	416,083
Deferred income tax (5)	15,912	36,961	52,873
Other	96,647	–	96,647
Total assets	7,129,330	28,017	7,157,347

Mr. Rufus Decker	8	July 27, 2011

	As originally reported		As restated
Liabilities And Shareholders’ Equity	2009	Restatement Adjustments	2009
	(Unaudited)	(Unaudited)	(Unaudited)
Liabilities and shareholders’ equity
Current liabilities
Short-term debt, including current portion of long-term debt	653,070	–	653,070
Debentures	132,077	–	132,077
Obligations for purchase of land	241,396	–	241,396
Materials and services suppliers	169,085	–	169,085
Taxes and labor contributions	199,472	–	199,472
Advances from clients–real estate and services (2)	349,483	159,324	508,807
Credit assignments	118,846	–	118,846
Acquisition of investments	21,090	–	21,090
Dividends payable	50,716	–	50,716
Others	81,863	–	81,863
Long-term liabilities
Loans, net of current portion	476,645	–	476,645
Debentures, net of current portion	1,796,000	–	1,796,000
Deferred income tax	–	–	–
Obligations for purchase of land	141,563	–	141,563
Others	484,857	–	484,857
Shareholders’ equity
Total Gafisa shareholders’ equity	2,165,255	(99,482)	2,065,773
Noncontrolling interests(6)	47,912	(31,825)	16,087
Total shareholders’ equity	2,213,167	(131,307)	2,081,860
Total liabilities and shareholders’ equity	7,129,330	28,017	7,157,347

(1)
As per the definition of cash equivalents under ASC 305-10-20, the Company has determined that the amounts originally presented did not meet the cash equivalents definition under U.S. GAAP because the original maturity at date of purchase was more than 90 days.  These amounts have been classified under the Company´s current accounting policies as short-term available for sale marketable securities in the restated U.S. GAAP consolidated financial information.

(2)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation.

(3)	Changes in equity due to correction of error in (2)above affecting equity method of accounting.
(4)
Retrospective adjustment to the Tenda’s Purchase Price Allocation adjustment arising from the restatement of Tenda´s assets acquired and liabilities assumed following the correction of the error in (2) above.

(5)	Deferred income tax on above adjustments.
(6)	Non controlling interest on above adjustments.

Mr. Rufus Decker	9	July 27, 2011

Restated U.S. GAAP Income Statement – 2009

c) Restatement Adjustments – Income Statement

	As originally reported		As restated
Net Income	2009	Restatement Adjustments	2009
Net operating revenue (1)	2,338,311	(339,960)	1,998,351
Operating costs (sales and services) (1)	(1,652,850)	220,221	(1,432,629)
Gross profit (1)	685,461	(119,739)	565,722
Operating expenses
Selling, general and administrative	(439,459)	–	(439,459)
Other (2)	(161,077)	14,984	(146,093)
Operating income	84,925	(104,755)	(19,830)
Financial income (expenses)(3)	(83,622)	(21,022)	(104,644)
Income (loss) before income tax, equity in results and noncontrolling interest	1,303	(125,777)	(124,474)
Income tax expense (4)	(59,567)	25,770	(33,797)
Income (loss) before equity in results and noncontrolling interests	(58,264)	(100,007)	(158,271)
Equity in results (5)	63,862	18,270	82,132
Net income (loss)	5,598	(81,737)	(76,139)
Less: attributable to noncontrolling interests (6)	(42,276)	11,908	(30,368)
Net income (loss) attributable to Gafisa	(36,678)	(69,829)	(106,507)

(1)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation and Reversal of Tenda’s contract termination provision which had historically been recorded as a means of deferring  revenue and which was found to be insufficient and replaced by the current revenue recognition deferral adjustment above.

(2)
Retrospective adjustment to the Tenda’s Purchase Price Allocation adjustment arising from the restatement of Tenda´s assets acquired and liabilities assumed following the correction of the error in (1) above.

(3)
Revision of non controlling interest to financial expenses.  The Company formed an unincorporated venture (SCP) in 2008 to hold interests in other real estate development companies. Upon further examination, this transaction was determined to be characteristic of a debt instrument rather than an equity investment. The results of the venture were originally presented as part of noncontrolling interest amounts and were revised to financial expenses to reflect the Company´s current accounting practices.

(4)	Deferred income tax on above adjustments.
(5)	Changes in equity due to correction of error in (1) above affecting equity method of accounting.
(6)	Non controlling interest on above adjustments.

Mr. Rufus Decker	10	July 27, 2011

Reconciliation of Restated Income – 2008

a) Net Income Reconciliation – BR and U.S. GAAP

	As originally reported					As restated
Net Income Reconciliation – BR and U.S. GAAP	2008	Gafisa	Tenda	Alphaville	Restatement Adjustments	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income under Brazilian GAAP	109,921				–	109,921
Revenue recognition – net operating revenue	85,337	–	–	–	–	85,337
Revenue recognition – net operating revenue – initial test(1)	–	(55,366)	5,906	(42,025)	(91,485)	(91,485)
Revenue recognition – net operating revenue – continuing test(1)	–	(65,448)	163	–	(65,285)	(65,285)
Revenue recognition – operating costs	(47,672)	–	–	–	–	(47,672)
Revenue recognition – operating costs – initial test(1)	–	43,531	2,102	32,440	78,073	78,073
Revenue recognition – operating costs – continuing test(1)	–	37,367	58		37,425	37,425
Amortization of capitalized interest	(9,357)	–	–	–	–	(9,357)
Stock compensation (expense) reversal	53,819	–	–	–	–	53,819
Reversal of goodwill amortization of Alphaville	10,734	–	–	–	–	10,734
Reversal of negative goodwill amortization of Redevco and Tenda	(53,819)	–	–	–	–	(53,819)
Gain on the transfer of FIT Residencial	205,527	–	–	–	–	205,527
Business Combination of Tenda (2)	(468)	(2,780)	–	–	(2,780)	(3,248)
Business Combination of Alphaville	(19,185)	–	–	–	–	(19,185)
Fair value option of financial liabilities	(207)	–	–	–	–	(207)
Reversal of contract termination provision (3)	–	–	11,197	–	11,197	11,197
Other	(356)	–	–	–	–	(356)
Reversal and revision of non-controlling interest (4)	6,839	34,031	–	–	34,031	40,870
Deferred income tax on adjustments above (5)	(41,455)	12,045	(8,816)	546	3,775	(37,680)
Net income (loss) attributable to Gafisa, net of non-controlling interest	299,658	3,380	10,610	(9,039)	4,951	304,609
Net income (loss) attributable to noncontrolling interests under USGAAP (6)	47,900	(34,031)		3,616	(30,415)	17,485
Total net income (loss) under USGAAP	347,558	(30,651)	10,610	(5,423)	(25,464)	322,094

(1)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation.

(2)
Retrospective adjustment to the Tenda’s Purchase Price Allocation adjustment arising from the restatement of Tenda´s assets acquired and liabilities assumed following the correction of the error in (1) above.

(3)
Reversal of Tenda’s contract termination provision which had historically been recorded as a means of deferring  revenue and which was found to be insufficient and replaced by the current revenue recognition deferral adjustment in (1) above.

(4)
(i) Revision of non controlling interest to financial expenses.  The Company formed an unincorporated venture (SCP) in 2008 to hold interests in other real estate development companies. Upon further examination, this transaction was determined to be characteristic of a debt instrument rather than an equity investment. The results of the venture were originally presented as part of noncontrolling interest amounts and were revised to financial expenses to reflect the Company´s current accounting practices.
(ii) Reclassification of present value adjustments on item 1 above.

(5)	Deferred income tax on above adjustments.
(6)	Non controlling interest on above adjustments.

Mr. Rufus Decker	11	July 27, 2011

Reconciliation of Restated Shareholder’s Equity – 2008

b) Shareholders’ Equity Reconciliation BR and U.S. GAAP

	As originally reported					As restated
Shareholders’ Equity Reconciliation BR and U.S. GAAP	2008	Gafisa	Tenda	Alphaville	Restatement Adjustments	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Shareholders’ equity under Brazilian GAAP	1,612,419				–	1,612,419
Revenue recognition – net operating revenue	(344,635)	–	–	–	–	(344,635)
Revenue recognition – net operating revenue – initial test(1)	–	(94,823)	5,906	(106,990)	(195,907)	(195,907)
Revenue recognition – net operating revenue – continuing test(1)	–	(65,448)	163	(2,199)	(67,484)	(67,484)
Revenue recognition – operating costs	217,327	–	–	–	–	217,327
Revenue recognition – operating costs – initial test(1)	–	67,987	2,102	71,271	141,360	141,360
Revenue recognition – operating costs – continuing test(1)	–	37,367	58	1,314	38,739	38,739
Capitalized interest	99,897	–	–	–	–	99,897
Amortization of capitalized interest	(94,126)	–	–	–	–	(94,126)
Liability–classified stock options	(2,221)	–	–	–	–	(2,221)
Receivables from clients–SFAS 140	12,843	–	–	–	–	12,843
Liability assumed–SFAS 140	(12,843)	–	–	–	–	(12,843)
Reversal of goodwill amortization of Alphaville	18,234	–	–	–	–	18,234
Reversal of negative goodwill amortization of Redevco and Tenda	(53,819)	–	–	–	–	(53,819)
Gain on the transfer of FIT Residencial	205,527	–	–	–	–	205,527
Business Combination of Tenda (2)	16,404	(2,780)	–	–	(2,780)	13,624
Business Combination of Alphaville	(22,102)	–	–	–	–	(22,102)
Reversal of contract termination provision (3)	–	–	11,197	–	11,197	11,197
Other	266	–	–	–	–	266
Reversal and revision of non-controlling interest (4)	20,237	34,031	–	–	34,031	54,268
Deferred income tax on adjustments above (5)	49,687	16,541	(8,816)	3,466	11,191	60,878
Shareholders’ equity before non-controlling interest	1,723,095	(7,125)	10,610	(33,138)	(29,653)	1,693,442
Noncontrolling interests under USGAAP (6)	451,342	(33,173)	–	13,256	(19,917)	431,425
Total Shareholders’ equity under USGAAP	2,174,437	(40,298)	10,610	(19,882)	(49,570)	2,124,867

(1)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation.

(2)
Retrospective adjustment to the Tenda’s Purchase Price Allocation adjustment arising from the restatement of Tenda´s assets acquired and liabilities assumed following the correction of the error in (1) above.

(3)
Reversal of Tenda’s contract termination provision which had historically been recorded as a means of deferring  revenue and which was found to be insufficient and replaced by the current revenue recognition deferral adjustment in (1) above.

(4)
Revision of non controlling interest to financial expenses.  The Company formed an unincorporated venture (SCP) in 2008 to hold interests in other real estate development companies. Upon further examination, this transaction was determined to be characteristic of a debt instrument rather than an equity investment. The results of the venture were originally presented as part of noncontrolling interest amounts and were revised to financial expenses to reflect the Company´s current accounting practices.

(5)	Deferred income tax on above adjustments.
(6)	Non controlling interest on above adjustments.

Mr. Rufus Decker	12	July 27, 2011

Restated U.S. GAAP Assets and Liabilities – 2008

c) Restatement Adjustments – Assets and Liabilities

	As originally reported		As restated
Shareholders’ Equity Reconciliation BR and U.S. GAAP	2008	Restatement Adjustments	2008
	(Unaudited)	(Unaudited)	(Unaudited)
Assets
Current assets
Cash and cash equivalents (1)	510,504	(326,980)	183,524
Marketable securities (1)	–	326,980	326,980
Restricted cash (1)	76,928	–	76,928
Receivables from clients (2)	1,060,845	(77,512)	983,333
Properties for sale (2)	2,058,721	180,099	2,238,820
Other accounts receivable	127,150	–	127,150
Prepaid expenses	27,732	–	27,732
Investments (3)	49,135	(19,917)	29,218
Property and equipment, net	50,852	–	50,852
Intangibles, net (4)	188,199	(2,780)	185,419
Goodwill	31,416	–	31,416
Receivables from clients (2)	720,298	(52,629)	667,669
Properties for sale	149,403	–	149,403
Deferred income tax (5)	35,067	11,191	46,258
Other	93,153	–	93,153
Total assets	5,179,403	38,452	5,217,855

Mr. Rufus Decker	13	July 27, 2011

	As originally reported		As restated
Liabilities And Shareholders’ Equity	2008	Restatement Adjustments	2008
	(Unaudited)	(Unaudited)	(Unaudited)
Liabilities and shareholders’ equity
Current liabilities
Short-term debt, including current portion of long-term debt	430,853	–	430,853
Debentures	64,930	–	64,930
Obligations for purchase of land	278,745	–	278,745
Materials and services suppliers	103,592	–	103,592
Taxes and labor contributions	112,729	–	112,729
Advances from clients–real estate and services (2)	176,958	88,022	264,980
Credit assignments	46,844	–	46,844
Acquisition of investments	25,296	–	25,296
Dividends payable	26,106	–	26,106
Others	85,445	–	85,445
Long-term liabilities
Loans, net of current portion	587,355	–	587,355
Debentures, net of current portion	442,000	–	442,000
Deferred income tax	–	–	–
Obligations for purchase of land	225,639	–	225,639
Others	398,474	–	398,474
Shareholders’ equity
Total Gafisa shareholders’ equity	1,723,095	(29,633)	1,693,442
Noncontrolling interests(6)	451,342	(19,917)	431,425
Total shareholders’ equity	2,174,437	(49,570)	2,124,867
Total liabilities and shareholders’ equity	5,179,403	38,452	5,217,855

(1)
As per the definition of cash equivalents under ASC 305-10-20, the Company has determined that the amounts originally presented did not meet the cash equivalents definition under U.S. GAAP because the original maturity at date of purchase was more than 90 days.  These amounts have been classified under the Company´s current accounting policies as short-term available for sale marketable securities in the restated U.S. GAAP consolidated financial information.

(2)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation.

(3)	Changes in equity due to correction of error in (2) above affecting equity method of accounting.
(4)
Retrospective adjustment to the Tenda’s Purchase Price Allocation adjustment arising from the restatement of Tenda´s assets acquired and liabilities assumed following the correction of the error in (2) above.

(5)	Deferred income tax on above adjustments.
(6)	Non controlling interest on above adjustments.

Mr. Rufus Decker	14	July 27, 2011

Restated U.S. GAAP Income Statements – 2008

c) Restatement Adjustments – Income Statement

	As originally reported		As restated
Net Income	2008	Restatement Adjustments	2008
	(Unaudited)	(Unaudited)	(Unaudited)
Net operating revenue (1)	1,692,706	(215,402)	1,477,304
Operating costs (sales and services) (1)	(1,198,256)	115,498	(1,082,758)
Gross profit (1)	494,450	(99,904)	394,546
Operating expenses
Selling, general and administrative	(306,134)	–	(306,134)
Other(2)	163,363	31,251	194,614
Operating income	351,679	(68,653)	283,026
Financial income (expenses)(3)	40,198	35,798	75,996
Income (loss) before income tax, equity in results and noncontrolling interest	391,877	(32,855)	359,022
Income tax expense (4)	(70,576)	3,775	(66,801)
Income (loss) before equity in results and noncontrolling interests	321,301	(29,080)	292,221
Equity in results (5)	26,257	3,616	29,873
Net income (loss)	347,558	(25,464)	322,099
Less: attributable to noncontrolling interests (6)	(47,900)	30,415	(17,485)
Net income (loss) attributable to Gafisa	299,658	4,951	304,609

(1)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation.

(2)
Retrospective adjustment to the Tenda’s Purchase Price Allocation adjustment arising from the restatement of Tenda´s assets acquired and liabilities assumed following the correction of the error in (1) above.

(3)
(i) Revision of non controlling interest to financial expenses.  The Company formed an unincorporated venture (SCP) in 2008 to hold interests in other real estate development companies. Upon further examination, this transaction was determined to be characteristic of a debt instrument rather than an equity investment. The results of the venture were originally presented as part of noncontrolling interest amounts and were revised to financial expenses to reflect the Company´s current accounting practices.
(ii) Reclassification of present value adjustments on item 1 above.

(4)	Deferred income tax on above adjustments.
(5)	Changes in equity due to correction of error in (1) above affecting equity method of accounting.
(6)	Non controlling interest on above adjustments.

Mr. Rufus Decker	15	July 27, 2011

Reconciliation of Restated Net Income–2007

a) Net Income Reconciliation - BR and U.S. GAAP

	As originally reported				As restated
Net Income Reconciliation – BR and U.S. GAAP	2007	Gafisa	Alphaville	Restatement Adjustments	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income under Brazilian GAAP	91,640			–	91,640
Revenue recognition – net operating revenue	(152,064)	–	–	–	(152,064)
Revenue recognition – net operating revenue – initial test(1)	–	(39,457)	(64,965)	(104,422)	(104,422)
Revenue recognition – net operating revenue – continuing test(1)	–	–	(2,199)	(2,199)	(2,199)
Revenue recognition – operating costs	96,215	–	–	–	96,215
Revenue recognition – operating costs – initial test(1)	–	24,456	38,831	63,287	63,287
Revenue recognition – operating costs – continuing test(1)	–	–	1,314	1,314	1,314
Amortization of capitalized interest	(32,544)	–	–	–	(32,544)
Stock compensation (expense) reversal	22,684	–	–	–	22,684
Reversal of goodwill amortization of Alphaville	7,500	–	–	–	7,500
Business Combination of Alphaville	(2,917)	–	–	–	(2,917)
Fair value option of financial liabilities	207	–	–	–	207
Other	370	–	–	–	370
Reversal and revision of non-controlling interest	1,994	–	–	–	1,994
Deferred income tax on adjustments above (2)	30,377	4,496	2,920	7,416	37,793
Net income (loss) attributable to Gafisa, net of non-controlling interest	63,462	(10,505)	(24,099)	(34,604)	28,858
Net income (loss) attributable to noncontrolling interests under USGAAP(3)	4,738	858	9,640	10,498	15,236
Total net income (loss) under USGAAP	68,200	(9,647)	(14,459)	(24,106)	44,094

(1)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation.

(2)	Deferred income tax on above adjustments.
(3)	Non controlling interest on above adjustments.

Reconciliation of Restated Shareholder’s Equity – 2007

b) Shareholders’ Equity Reconciliation BR and U.S. GAAP

	As originally reported				As restated
Shareholders’ Equity Reconciliation BR and U.S. GAAP	2007	Gafisa	Alphaville	Restatement Adjustments	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Shareholders’ equity under Brazilian GAAP	1,498,728			–	1,498,728
Revenue recognition – net operating revenue	(185,034)	–	–	–	(185,034)
Revenue recognition – net operating revenue – initial test(1)	–	(39,457)	(64,965)	(104,422)	(104,422)
Revenue recognition – net operating revenue – continuing test(1)	–	–	(2,199)	(2,199)	(2,199)

Mr. Rufus Decker	16	July 27, 2011

	As originally reported				As restated
Shareholders’ Equity Reconciliation BR and U.S. GAAP	2007	Gafisa	Alphaville	Restatement Adjustments	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue recognition – operating costs	121,212	–	–	–	121,212
Revenue recognition – operating costs – initial test(1)	–	24,456	38,831	63,287	63,287
Revenue recognition – operating costs – continuing test(1)	–	–	1,314	1,314	1,314
Capitalized interest	99,897	–	–	–	99,897
Amortization of capitalized interest	(84,769)	–	–	–	(84,769)
Liability – classified stock options	(29,356)	–	–	–	(29,356)
Receivables from clients – SFAS 140	22,390	–	–	–	22,390
Liability assumed – SFAS 140	(22,390)	–	–	–	(22,390)
Reversal of goodwill amortization of Alphaville	7,500	–	–	–	7,500
Business Combination of Alphaville	(2,917)	–	–	–	(2,917)
Reversal of contract termination provision	207	–	–	–	207
Other	(339)	–	–	–	(339)
Reversal and revision of non-controlling interest	185	–	–	–	185
Deferred income tax on adjustments above (2)	16,556	4,496	2,920	7,416	23,972
Shareholders’ equity before non-controlling interest	1,441,870	(10,505)	(24,099)	(34,604)	1,407,266
Noncontrolling interests under USGAAP(3)	39,576	858	9,640	10,498	50,074
Total Shareholders’ equity under U.S.GAAP	1,481,446	(9,647)	(14,459)	(24,106)	1,457,340

(1)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation.

(2)	Deferred income tax on above adjustments.
(3)	Non controlling interest on above adjustments.

Restated U.S. GAAP Assets and Liabilities–2007

c) Restatement Adjustments – Assets and Liabilities

	As originally reported		As restated
Assets	2007	Restatement Adjustments	2007
	(Unaudited)	(Unaudited)	(Unaudited)
Assets
Current assets
Cash and cash equivalents (1)	512,185	(299,116)	213,069
Marketable securities (1)	–	299,116	299,116
Restricted cash (1)	9,851	–	9,851
Receivables from clients (2)	269,363	(37,085)	232,278
Properties for sale (2)	990,877	64,601	1,055,478
Other accounts receivable	101,279	–	101,279
Prepaid expenses	45,003	–	45,003
Investments (3)	46,249	10,498	56,747
Property and equipment, net	27,336	–	27,336
Intangibles, net	153,240	–	153,240
Goodwill	31,416	–	31,416
Other assets	–	–	–
Receivables from clients (2)	505,073	(69,536)	435,537
Properties for sale	149,403	–	149,403

Mr. Rufus Decker	17	July 27, 2011

	As originally reported		As restated
Assets	2007	Restatement Adjustments	2007
	(Unaudited)	(Unaudited)	(Unaudited)
Deferred income tax (4)	–	7,416	7,416
Other	47,765	–	47,765
Total assets	2,889,040	(24,106)	2,864,934

	As originally reported		As restated
Liabilities and Shareholders’ Equity	2007	Restatement Adjustments	2007
	(Unaudited)	(Unaudited)	(Unaudited)
Liabilities and shareholders’ equity Current liabilities
Current Liabilities
Short–term debt, including current portion of long–term debt	59,196	–	59,196
Debentures	9,190	–	9,190
Obligations for purchase of land	244,696	–	244,696
Materials and services suppliers	82,334	–	82,334
Taxes and labor contributions	60,996	–	60,996
Advances from clients – real estate and services	26,485	–	26,485
Credit assignments	1,442	–	1,442
Acquisition of investments	48,521	–	48,521
Dividends payable	26,981	–	26,981
Others	73,541	–	73,541
Long-term liabilities
Loans, net of current portion	378,138	–	378,138
Debentures, net of current portion	240,000	–	240,000
Deferred income tax	3,728	–	3,728
Obligations for purchase of land	73,056	–	73,056
Others	79,290	–	79,290
Shareholders’ equity
Total Gafisa shareholders’ equity	1,441,870	(34,604)	1,407,266
Noncontrolling interests(5)	39,576	10,498	50,074
Total shareholders’ equity	1,481,446	(24,106)	1,457,340
Total liabilities and shareholders’ equity	2,889,040	(24,106)	2,864,934

(1)
As per the definition of cash equivalents under ASC 305-10-20, the Company has determined that the amounts originally presented did not meet the cash equivalents definition under U.S. GAAP because the original maturity at date of purchase was more than 90 days.  These amounts have been classified under the Company´s current accounting policies as short-term available for sale marketable securities in the restated U.S. GAAP consolidated financial information.

(2)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation.

(3)	Changes in equity due to correction of error in (2) above affecting equity method of accounting.
(4)	Deferred income tax on above adjustments.
(5)	Non controlling interest on above adjustments.

Mr. Rufus Decker	18	July 27, 2011

Restated U.S. GAAP Income Statement – 2007

c) Restatement Adjustments – Income Statement

	As originally reported		As restated
Net Income	2007	Restatement Adjustments	2007
	(Unaudited)	(Unaudited)	(Unaudited)
Net operating revenue(1)	1,090,632	(111,007)	979,625
Operating costs (sales and services)(1)	(865,756)	64,601	(801,155)
Gross profit(1)	224,876	(46,406)	178,470
Operating expenses
Selling, general and administrative	(192,025)	–	(192,025)
Other	1,595	–	1,595
Operating income	34,446	(46,406)	(11,960)
Financial income (expenses)(2)	27,243	4,386	31,629
Income (loss) before income tax, equity in results and noncontrolling interest	61,689	(42,020)	19,669
Income tax expense (3)	(1,988)	7,416	5,428
Income (loss) before equity in results and noncontrolling interests	59,701	(34,604)	25,097
Equity in results (4)	8,499	10,498	18,997
Net income (loss)	68,200	(24,106)	44,094
Less: attributable to noncontrolling interests (5)	(4,738)	(10,498)	(15,236)
Net income (loss) attributable to Gafisa	63,462	(34,604)	28,858

(1)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10.  Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation.

(2)	Reclassification of present value adjustments on item (1) above.
(3)	Deferred income tax on above adjustments.
(4)	Changes in equity due to correction of error in (1) above affecting equity method of accounting.
(5)	Non controlling interest on above adjustments.

•
Please revise the shareholder’s equity section of your restated U.S. GAAP balance sheet for all periods presented to show each of the components of shareholders’ equity separately (for example, common stock, retained earnings, etc.). This will enable readers to better understand how each component of your shareholder’s equity was affected by the errors. Please show us what these revisions will look like in your amended Form 20-F.

Mr. Rufus Decker	19	July 27, 2011

Our amended Form 20-F will include the following disclosure:

Condensed shareholders’ equity under U.S. GAAP as restated

	2009 as presented	Restatement Adjustments	2009 as restated
	(Unaudited	(Unaudited	(Unaudited
Shareholders’ equity
Common shares, comprising 333,554,788 shares outstanding (2008 - 259,925,092; 2007 - 258,904,242)	1,586,184	–	1,586,184
Treasury shares	(1,731)	–	(1,731)
Appropriated retained earnings	580,802	(99,482)	481,320
Unappropriated retained earnings	–	–	–
Total Gafisa shareholders’ equity	2,165,255	(99,482)	2,065,773
Noncontrolling interests	47,912	(31,825)	16,087
Total shareholders’ equity	2,213,167	(131,307)	2,081,860

	2008 as presented	Restatement adjustments	2008 as restated
	(Unaudited	(Unaudited	(Unaudited
Shareholders’ equity
Common shares, comprising 259,925,092; shares outstanding (2007 - 258,904,242)	1,199,498	–	1,199,498
Treasury shares	(14,595)	–	(14,595)
Appropriated retained earnings	538,192	(29,653)	508,539
Unappropriated retained earnings	–	–	–
Total Gafisa shareholders’ equity	1,723,095	(29,653)	1,693,442
Noncontrolling interests	451,342	(19,917)	431,425
Total shareholders’ equity	2,174,437	(49,570)	2,124,867

	2007 as presented	Restatement adjustments	2007 as restated
	(Unaudited	(Unaudited	(Unaudited
Shareholders’ equity
Common shares, comprising 258,904,242 shares outstanding (-)	1,191,827	–	1,191,827
Treasury shares	(14,595)	–	(14,595)
Appropriated retained earnings	182,861	(34,604)	148,257
Unappropriated retained earnings	81,777	–	81,777
Total Gafisa shareholders’ equity	1,441,870	(34,604)	1,407,266
Noncontrolling interests	39,576	10,498	50,074
Total shareholders’ equity	1,481,446	(24,106)	1,457,340

•
Please revise your restated U.S. GAAP income statements for all periods presented to show the impact of the restatement adjustments on your U.S. GAAP basic and diluted earnings per share. Please show us what these revisions will look like in your amended Form 20-F.

Mr. Rufus Decker	20	July 27, 2011

Our amended Form 20-F will include the following disclosure:

The table below presents the determination of restated net income available (loss) to Common shareholders and the weighted average number of Common shares outstanding used to calculate basic and diluted earnings (loss) per share.

	2009 as restated	2008 as restated	2007 as restated
	(Unaudited)	(Unaudited)	(Unaudited)
Basic numerator
Dividends proposed	50,716	26,104	26,981
U.S. GAAP undistributed earnings (loss)	(157,223)	278,505	1,877
Allocated U.S. GAAP undistributed earnings (loss) available for Common shareholders	(106,507)	304,609	28,858
Basic denominator (in thousands of shares)
Weighted-average number of shares (i)	267,174	259,341	252,063
Basic earnings (loss) per share – U.S. GAAP - R$	(0.3986)	1.1745	0.1145
Diluted numerator
Dividends proposed	50,716	26,104	26,981
U.S. GAAP undistributed earnings (loss)	(157,223)	278,505	1,877
Allocated U.S. GAAP undistributed earnings (loss) available for Common shareholders	(106,507)	304,609	28,858
Diluted denominator (in thousands of shares)
Weighted-average number of shares (i)	267,174	259,341	252,063
Stock options	–	856	1,154
Diluted weighted-average number of shares	267,174	260,297	253,217
Diluted earnings (loss) per share – U.S. GAAP - R$	(0.3986)	1.1707	0.1140

(i)	All share amounts have been adjusted retrospectively to reflect the 1:2 stock split approved by the shareholders’ meeting on February 22, 2010.

FORM 6-K FILED APRIL 1, 2011

2.           It appears based on your response letter dated July 7, 2011 that there are material errors in your U.S. GAAP financial statements for the years ended December 31, 2009, 2008 and 2007. Your current Form 6-K disclosures do not specifically identify each financial statement period that is affected by the restatement and can no longer be relied upon. Please amend your Form 6-K accordingly.

The Company respectfully submits that no amendment to the 6-K is necessary to specify the financial statement period that is affected by the restatement of its financial statements.  The 6-K indicates that the financial statements included in the 2009 Form 20-F can no longer be relied upon and because the 2009 Form 20-F as filed includes the financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007, the

Mr. Rufus Decker	21	July 27, 2011

Company believes no further clarification is necessary to indicate the financial statement period that is affected by the restatement.

*           *           *

Mr. Rufus Decker	22	July 27, 2011

If you have any questions or wish to discuss any matters relating the foregoing, please contact me at +5511-3025-9191 or Manuel Garciadiaz of Davis Polk & Wardwell LLP at 212-450-6095.

Sincerely yours, /s/ Alceu Duílio Calciolari
Alceu Duílio Calciolari Chief Executive Officer Gafisa S.A.

cc:	Manuel Garciadiaz, Esq. (Davis Polk & Wardwell LLP) Ivan Clark (PricewaterhouseCoopers Auditores Independentes)

Annex A

GAFISA S.A.
PRELIMINARY MANAGEMENT DATA

Consolidated Financial Statements as of
December 31, 2007, 2008 and 2009

Restatement of Reconciliation Note (BRGAAP x USGAAP)

(UNAUDITED)

TABLE OF CONTENTS

Page

Restatement items

1 – Cash and Cash Equivalents / Marketable Securities	A-3
2 – Revenue Recognition	A-4

All amounts are expressed in thousands of Brazilian Reais

1 – CASH AND CASH EQUIVALENTS / MARKETABLE SECURITIES

Cash and Cash Equivalents / Marketable Securities

As per the definition of cash equivalents under FASB ASC 305-10-20, the Company has determined that the amounts below do not meet the cash equivalents definition under U.S. GAAP because the original maturity at date of purchase was more than 90 days.  These amounts have been classified as short-term available for sale marketable securities in the restated U.S. GAAP consolidated financial information.

Cash And Cash Equivalents Marketable Securities	As Originally Reported	Restatement Adjustments (1)	As Restated
	(Unaudited)	(Unaudited)	(Unaudited)
December 31, 2009
Cash and cash equivalents	1,348,403	(1,055,463)	292,940
Marketable securities trading	–	1,005,882	1,005,882
Restricted cash	47,265	49,581	96,846
Total	1,395,668	–	1,395,668

December 31, 2008
Cash and cash equivalents	510,504	(326,980)	183,524
Marketable securities trading	–	326,980	326,980
Restricted cash	76,928	–	76,928
Total	587,432	–	587,432

December 31, 2007
Cash and cash equivalents	512,185	(299,116)	213,069
Marketable securities trading	–	299,116	299,116
Restricted cash	9,851	–	9,851
Total	522,036	–	522,036

(1)	As per the definition of cash equivalents under FASB ASC 305-10-20

2 – REVENUE RECOGNITION

Revenue Recognition – Application of ASC 350.20.40.10

ASC 350.20.40.10 (formerly EITF Issue 06-08 “Applicability of the Assessment of a Buyer’s Initial and Continuing Investment under FASB Statement No. 66 for Sales of Condominiums”) requires amounts potentially refundable to customers to be excluded from the initial and continuing investment test.  The Company had previously not fully considered the contractual penalty/refund provisions on a unit by unit basis in applying U.S. GAAP revenue recognition for purposes of ASC 350.20.40.10.

Gafisa Segment

Gafisa sales contracts provide for a penalty to be charged to the customer which is generally equivalent to 18% of sales prices (adjusted for inflation) to the extent Gafisa agrees to terminate the contract following default by the customer.   After charging such penalties, should amounts previously paid by customers under a Gafisa contract be in excess of the penalty computation, then a refund of 60% of such remaining balance is provided to the Gafisa customer based on the terms of the contract.  Gafisa has historically entered into commercial negotiations with customers and has been willing to concede higher levels of refunds in an attempt to avoid protracted court proceedings and regain clear title to its units so they can be sold timely.  Gafisa’s negotiated repayments have historically approximated 35% of amounts previously paid.

Upon consideration of the aforementioned contractual provisions in its continuing investment test, along with other aspects of U.S. GAAP ASC 360.20, adjustments to previously recorded U.S. GAAP revenue recognition are required for the Gafisa segment.  While Gafisa considers contractual provisions in its initial and continuing investment tests, it does not consider any amounts commercially negotiated and repaid to the defaulting party in excess of contractual amounts (inclusive of penalty provisions) to be refunds for the purpose of its initial and continuing investment tests as the contract does not provide the defaulting party with a right to cancel.

Tenda Segment

Tenda’s pilot contracts provide for a refund to customers of 80% of the amounts previously paid during the construction period to the extent that default is agreed.  Given that Tenda pilot contracts have potential refund provisions of 80% of amounts previously paid, those potentially refundable amounts are excluded from the initial investment test.  When those amounts are excluded, a Tenda pilot customer would be required to make a substantial initial investment.  Because low income home buyers do not make such large down payments, most Tenda pilot contracts will not meet the initial investment test and thus should be recognized using the deposit method of accounting.

Tenda’s sales contracts financed through Caixa Econômica Federal - CEF (a Brazilian Government agency) during the construction period, called Associative Credit, do not contain refund clauses.  However, such contracts are typically financed primarily by CEF and the minimum initial customer investment is rarely achieved.  Thus, those contracts should also be recognized using the deposit method of accounting.

Tenda has historically applied percentage of completion for its U.S. GAAP revenue recognition.  Accordingly, the Company is restating the U.S. GAAP financial position and results of operations of its Tenda segment to properly account for the contractual provisions described above.

Alphaville - AUSA Segment

Alphaville’s sales contracts provide for a refund to customers of 80% of the amounts previously paid during the infrastructure period to the extent that default is agreed.  Given that the contracts have potential refund provisions of 80% of amounts previously paid, those potentially refundable amounts are excluded from the initial investment test.  When those amounts are excluded, the customer would be required to make a substantial initial investment.  Because middle and high end income customers may make large down payments, a large part of these contracts may meet the initial investment test.  Alphaville’s negotiated repayments have historically approximated 76% of amounts previously paid.

Alphaville has historically applied percentage of completion for its U.S. GAAP revenue recognition.  Accordingly, the Company is restating the U.S. GAAP financial position and results of operations of its Alphaville segment to properly account for the contractual provisions described above.

Reconciliation of Restated Net Income - 2009

a) Net Income Reconciliation - BR and U.S. GAAP

	As originally reported		As restated
Net Income Reconciliation – BR and U.S. GAAP	2009	Restatement Adjustments	2009
	(Unaudited)	(Unaudited)	(Unaudited)
Net income under Brazilian GAAP	213,540	–	213,540
Revenue recognition – net operating revenue	(477,072)	(344,630)	(821,702)
Revenue recognition – operating costs	342,830	220,221	563,051
Stock compensation (expense) reversal	7,194	–	7,194
Reversal of negative goodwill amortization of Redevco and Tenda	(178,508)	–	(178,508)
Business Combination of Tenda	(3,173)	(15,194)	(18,367)
Tenda’s share issuance costs	11,072	–	11,072
Business Combination of Alphaville	(16,786)	–	(16,786)
Business Combination of Redevco	4,848	–	4,848
Reversal of contract termination provision	–	13,826	13,826
Other	49	–	49
Reversal and reclassification of non-controlling interest	36,188	30,178	66,366
Deferred income tax on adjustments above	23,140	25,770	48,910
Net income (loss) attributable to Gafisa, net of non-controlling interest	(36,678)	(69,829)	(106,507)
Net income (loss) attributable to noncontrolling interests under USGAAP	42,276	(11,908)	30,368
Total net income (loss) under USGAAP	5,598	(81,737)	(76,139)

Reconciliation of Restated Shareholder’s Equity – 2009

b) Shareholders’ Equity Reconciliation BR and U.S. GAAP

	As originally reported		As restated
Shareholders’ Equity Reconciliation BR and U.S. GAAP	2009	Restatement Adjustments	2009
	(Unaudited)	(Unaudited)	(Unaudited)
Shareholders’ equity under Brazilian GAAP	2,325,634	–	2,325,634
Revenue recognition – net operating revenue	(821,707)	(608,021)	(1,429,728)
Revenue recognition – operating costs	560,157	400,320	960,477
Capitalized interest	99,897	–	99,897
Amortization of capitalized interest	(94,126)	–	(94,126)
Liability – classified stock options	(3,939)	–	(3,939)
Receivables from clients – SFAS 140	11,410	–	11,410
Liability assumed – SFAS 140	(11,410)	–	(11,410)
Reversal of goodwill amortization of Alphaville	18,234	–	18,234
Reversal of negative goodwill amortization of Redevco and Tenda	(232,327)	–	(232,327)
Gain on the transfer of FIT Residencial	205,527	–	205,527
Business Combination of Tenda	13,231	(17,974)	(4,743)
Business Combination of Alphaville	(38,888)	–	(38,888)
Business Combination of Redevco	4,848	–	4,848
Reversal of contract termination provision	–	25,023	25,023
Other	(538)	–	(538)
Reversal and reclassification of non-controlling interest	56,425	64,209	120,634
Deferred income tax on adjustments above	72,827	36,961	109,788
Shareholders’ equity before non-controlling interest	2,165,255	(99,482)	2,065,773
Noncontrolling interests under USGAAP	47,912	(31,825)	16,087
Total Shareholders’ equity under USGAAP	2,213,167	(131,307)	2,081,860

Restated U.S. GAAP Assets and Liabilities – 2009

(c) Restatement Adjustments – Assets and Liabilities

	As originally reported		As restated
Assets	2009	Restatement Adjustments	2009
	(Unaudited)	(Unaudited)	(Unaudited)
Assets
Current assets
Cash and cash equivalents	1,348,403	(1,055,463)	292,940
Marketable securities	–	1,005,882	1,005,882
Restricted cash	47,265	49,581	96,846
Receivables from clients	1,188,662	(2,366)	1,186,296
Properties for sale	1,796,000	400,320	2,196,320
Other accounts receivable	87,502	–	87,502
Prepaid expenses	14,122	–	14,122
Investments	185,364	(31,825)	153,539
Property and equipment, net	58,969	–	58,969
Intangibles, net	151,343	(17,974)	133,369
Goodwill	31,416	–	31,416

	As originally reported		As restated
Assets	2009	Restatement Adjustments	2009
	(Unaudited)	(Unaudited)	(Unaudited)
Receivables from clients	1,691,642	(357,099)	1,334,543
Properties for sale	416,083	–	416,083
Deferred income tax	15,912	36,961	52,873
Other	96,647	–	96,647
Total assets	7,129,330	28,017	7,157,347

	As originally reported		As restated
Liabilities And Shareholders’ Equity	2009	Restatement Adjustments	2009
	(Unaudited)	(Unaudited)	(Unaudited)
Liabilities and shareholders’ equity
Current liabilities
Short-term debt, including current portion of long-term debt	653,070	–	653,070
Debentures	132,077	–	132,077
Obligations for purchase of land	241,396	–	241,396
Materials and services suppliers	169,085	–	169,085
Taxes and labor contributions	199,472	–	199,472
Advances from clients–real estate and services	349,483	159,324	508,807
Credit assignments	118,846	–	118,846
Acquisition of investments	21,090	–	21,090
Dividends payable	50,716	–	50,716
Others	81,863	–	81,863
Long-term liabilities
Loans, net of current portion	476,645	–	476,645
Debentures, net of current portion	1,796,000	–	1,796,000
Deferred income tax	–	–	–
Obligations for purchase of land	141,563	–	141,563
Others	484,857	–	484,857
Shareholders’ equity
Total Gafisa shareholders’ equity	2,165,255	(99,482)	2,065,773
Noncontrolling interests	47,912	(31,825)	16,087
Total shareholders’ equity	2,213,167	(131,307)	2,081,860
Total liabilities and shareholders’ equity	7,129,330	28,017	7,157,347

Restated U.S. GAAP Income Statement – 2009

c) Restatement Adjustments – Income Statement

	As originally reported		As restated
Net Income	2009	Restatement Adjustments	2009
Net operating revenue	2,338,311	(339,960)	1,998,351
Operating costs (sales and services)	(1,652,850)	220,221	(1,432,629)
Gross profit	685,461	(119,739)	565,722
Operating expenses
Selling, general and administrative	(439,459)	–	(439,459)
Other	(161,077)	14,984	(146,093)
Operating income	84,925	(104,755)	(19,830)
Financial income (expenses)	(83,622)	(21,022)	(104,644)
Income (loss) before income tax, equity in results and noncontrolling interest	1,303	(125,777)	(124,474)
Income tax expense	(59,567)	25,770	(33,797)
Income (loss) before equity in results and noncontrolling interests	(58,264)	(100,007)	(158,271)
Equity in results	63,862	18,270	82,132
Net income (loss)	5,598	(81,737)	(76,139)
Less: attributable to noncontrolling interests	(42,276)	11,908	(30,368)
Net income (loss) attributable to Gafisa	(36,678)	(69,829)	(106,507)

Reconciliation of Restated Income – 2008

a) Net Income Reconciliation – BR and U.S. GAAP

	As originally reported		As restated
Net Income Reconciliation – BR and U.S. GAAP	2008	Restatement Adjustments	2008
	(Unaudited)	(Unaudited)	(Unaudited)
Net income under Brazilian GAAP	109,921	–	109,921
Revenue recognition–net operating revenue	85,337	(156,770)	(71,433)
Revenue recognition–operating costs	(47,672)	115,498	67,826
Amortization of capitalized interest	(9,357)	–	(9,357)
Stock compensation (expense) reversal	53,819	–	53,819
Reversal of goodwill amortization of Alphaville	10,734	–	10,734
Reversal of negative goodwill amortization of Redevco and Tenda	(53,819)	–	(53,819)
Gain on the transfer of FIT Residencial	205,527	–	205,527
Business Combination of Tenda	(468)	(2,780)	(3,248)
Business Combination of Alphaville	(19,185)	–	(19,185)
Fair value option of financial liabilities	(207)	–	(207)
Reversal of contract termination provision	–	11,197	11,197
Other	(356)	–	(356)
Reversal and reclassification of non-controlling interest	6,839	34,031	40,870
Deferred income tax on adjustments above	(41,455)	3,775	(37,680)
Net income (loss) attributable to Gafisa, net of non-controlling interest	299,658	4,951	304,609
Net income (loss) attributable to noncontrolling interests under USGAAP	47,900	(30,415)	17,485
Total net income (loss) under USGAAP	347,558	(25,464)	322,094

Reconciliation of Restated Shareholder’s Equity – 2008

b) Shareholders’ Equity Reconciliation BR and U.S. GAAP

	As originally reported		As restated
Shareholders’ Equity Reconciliation BR and U.S. GAAP	2008	Restatement Adjustments	2008
	(Unaudited)	(Unaudited)	(Unaudited)
Shareholders’ equity under Brazilian GAAP	1,612,419	–	1,612,419
Revenue recognition–net operating revenue	(344,635)	(263,391)	(608,026)
Revenue recognition–operating costs	217,327	180,099	397,426
Capitalized interest	99,897	–	99,897
Amortization of capitalized interest	(94,126)	–	(94,126)
Liability–classified stock options	(2,221)	–	(2,221)
Receivables from clients–SFAS 140	12,843	–	12,843
Liability assumed–SFAS 140	(12,843)	–	(12,843)
Reversal of goodwill amortization of Alphaville	18,234	–	18,234
Reversal of negative goodwill amortization of Redevco and Tenda	(53,819)	–	(53,819)
Gain on the transfer of FIT Residencial	205,527	–	205,527
Business Combination of Tenda	16,404	(2,780)	13,624
Business Combination of Alphaville	(22,102)	–	(22,102)
Reversal of contract termination provision	–	11,197	11,197
Other	266	–	266
Reversal and reclassification of non-controlling interest	20,237	34,031	54,268
Deferred income tax on adjustments above	49,687	11,191	60,878
Shareholders’ equity before non-controlling interest	1,723,095	(29,653)	1,693,442
Noncontrolling interests under USGAAP	451,342	(19,917)	431,425
Total Shareholders’ equity under USGAAP	2,174,437	(49,570)	2,124,867

Restated U.S. GAAP Assets and Liabilities – 2008

c) Restatement Adjustments – Assets and Liabilities

	As originally reported		As restated
Shareholders’ Equity Reconciliation BR and U.S. GAAP	2008	Restatement Adjustments	2008
	(Unaudited)	(Unaudited)	(Unaudited)
Assets
Current assets
Cash and cash equivalents	510,504	(326,980)	183,524
Marketable securities	–	326,980	326,980
Restricted cash	76,928	–	76,928
Receivables from clients	1,060,845	(77,512)	983,333
Properties for sale	2,058,721	180,099	2,238,820
Other accounts receivable	127,150	–	127,150
Prepaid expenses	27,732	–	27,732
Investments	49,135	(19,917)	29,218
Property and equipment, net	50,852	–	50,852
Intangibles, net	188,199	(2,780)	185,419
Goodwill	31,416	–	31,416
Receivables from clients	720,298	(52,629)	667,669
Properties for sale	149,403	–	149,403
Deferred income tax	35,067	11,191	46,258
Other	93,153	–	93,153
Total assets	5,179,403	38,452	5,217,855

	As originally reported		As restated
Liabilities And Shareholders’ Equity	2008	Restatement Adjustments	2008
	(Unaudited)	(Unaudited)	(Unaudited)
Liabilities and shareholders’ equity
Current liabilities
Short-term debt, including current portion of long-term debt	430,853	–	430,853
Debentures	64,930	–	64,930
Obligations for purchase of land	278,745	–	278,745
Materials and services suppliers	103,592	–	103,592
Taxes and labor contributions	112,729	–	112,729
Advances from clients–real estate and services	176,958	88,022	264,980
Credit assignments	46,844	–	46,844
Acquisition of investments	25,296	–	25,296
Dividends payable	26,106	–	26,106
Others	85,445	–	85,445
Long-term liabilities
Loans, net of current portion	587,355	–	587,355
Debentures, net of current portion	442,000	–	442,000
Deferred income tax	–	–	–
Obligations for purchase of land	225,639	–	225,639
Others	398,474	–	398,474
Shareholders’ equity
Total Gafisa shareholders’ equity	1,723,095	(29,633)	1,693,442
Noncontrolling interests	451,342	(19,917)	431,425
Total shareholders’ equity	2,174,437	(49,570)	2,124,867
Total liabilities and shareholders’ equity	5,179,403	38,452	5,217,855

Restated U.S. GAAP Income Statements – 2008

c) Restatement Adjustments – Income Statement

	As originally reported		As restated
Net Income	2008	Restatement Adjustments	2008
	(Unaudited)	(Unaudited)	(Unaudited)
Net operating revenue	1,692,706	(215,402)	1,477,304
Operating costs (sales and services)	(1,198,256)	115,498	(1,082,758)
Gross profit	494,450	(99,904)	394,546
Operating expenses
Selling, general and administrative	(306,134)	–	(306,134)
Other	163,363	31,251	194,614
Operating income	351,679	(68,653)	283,026
Financial income (expenses)	40,198	35,798	75,996
Income (loss) before income tax, equity in results and noncontrolling interest	391,877	(32,855)	359,022
Income tax expense	(70,576)	3,775	(66,801)
Income (loss) before equity in results and noncontrolling interests	321,301	(29,080)	292,221
Equity in results	26,257	3,616	29,873
Net income (loss)	347,558	(25,464)	322,099
Less: attributable to noncontrolling interests	(47,900)	30,415	(17,485)
Net income (loss) attributable to Gafisa	299,658	4,951	304,609

Reconciliation of Restated Net Income–2007

a) Net Income Reconciliation - BR and U.S. GAAP

	As originally reported		As restated
Net Income Reconciliation – BR and U.S. GAAP	2007	Restatement Adjustments	2007
	(Unaudited)	(Unaudited)	(Unaudited)
Net income under Brazilian GAAP	91,640	–	91,640
Revenue recognition–net operating revenue	(152,064)	(106,621)	(258,685)
Revenue recognition–operating costs	96,215	64,601	160,816
Amortization of capitalized interest	(32,544)	–	(32,544)
Stock compensation (expense) reversal	22,684	–	22,684
Reversal of goodwill amortization of Alphaville	7,500	–	7,500
Business Combination of Alphaville	(2,917)	–	(2,917)
Fair value option of financial liabilities	207	–	207
Other	370	–	370
Reversal and reclassification of non-controlling interest	1,994	–	1,994
Deferred income tax on adjustments above	30,377	7,416	37,793
Net income (loss) attributable to Gafisa, net of non-controlling interest	63,462	(34,604)	28,858
Net income (loss) attributable to noncontrolling interests under USGAAP	4,738	10,498	15,236
Total net income (loss) under USGAAP	68,200	(24,106)	44,094

Reconciliation of Restated Shareholder’s Equity – 2007

b) Shareholders’ Equity Reconciliation BR and U.S. GAAP

	As originally reported		As restated
Shareholders’ Equity Reconciliation BR and U.S. GAAP	2007	Restatement Adjustments	2007
	(Unaudited)	(Unaudited)	(Unaudited)
Shareholders’ equity under Brazilian GAAP	1,498,728	–	1,498,728
Revenue recognition – net operating revenue	(185,034)	(106,621)	(291,655)
Revenue recognition – operating costs	121,212	64,601	185,813
Capitalized interest	99,897	–	99,897
Amortization of capitalized interest	(84,769)	–	(84,769)
Liability – classified stock options	(29,356)	–	(29,356)
Receivables from clients – SFAS 140	22,390	–	22,390
Liability assumed – SFAS 140	(22,390)	–	(22,390)
Reversal of goodwill amortization of Alphaville	7,500	–	7,500
Business Combination of Alphaville	(2,917)	–	(2,917)
Reversal of contract termination provision	207	–	207
Other	(339)	–	(339)
Reversal and reclassification of non-controlling interest	185	–	185
Deferred income tax on adjustments above	16,556	7,416	23,972
Shareholders’ equity before non-controlling interest	1,441,870	(34,604)	1,407,266
Noncontrolling interests under USGAAP	39,576	10,498	50,074
Total Shareholders’ equity under USGAAP	1,481,446	(24,106)	1,457,340

Restated U.S. GAAP Assets and Liabilities–2007

c) Restatement Adjustments – Assets and Liabilities

	As originally reported		As restated
Assets	2007	Restatement Adjustments	2007
	(Unaudited)	(Unaudited)	(Unaudited)
Assets
Current assets
Cash and cash equivalents	512,185	(299,116)	213,069
Marketable securities	–	299,116	299,116
Restricted cash	9,851	–	9,851
Receivables from clients	269,363	(37,085)	232,278
Properties for sale	990,877	64,601	1,055,478
Other accounts receivable	101,279	–	101,279
Prepaid expenses	45,003	–	45,003
Investments	46,249	10,498	56,747
Property and equipment, net	27,336	–	27,336
Intangibles, net	153,240	–	153,240
Goodwill	31,416	–	31,416
Other assets	–	–	–
Receivables from clients	505,073	(69,536)	435,537
Properties for sale	149,403	–	149,403
Deferred income tax	–	7,416	7,416
Other	47,765	–	47,765
Total assets	2,889,040	(24,106)	2,864,934

	As originally reported		As restated
Liabilities and Shareholders’ Equity	2007	Restatement Adjustments	2007
	(Unaudited)	(Unaudited)	(Unaudited)
Liabilities and shareholders’ equity Current liabilities
Current Liabilities
Short–term debt, including current portion of long–term debt	59,196	–	59,196
Debentures	9,190	–	9,190
Obligations for purchase of land	244,696	–	244,696
Materials and services suppliers	82,334	–	82,334
Taxes and labor contributions	60,996	–	60,996
Advances from clients – real estate and services	26,485	–	26,485
Credit assignments	1,442	–	1,442
Acquisition of investments	48,521	–	48,521
Dividends payable	26,981	–	26,981
Others	73,541	–	73,541
Long-term liabilities
Loans, net of current portion	378,138	–	378,138
Debentures, net of current portion	240,000	–	240,000
Deferred income tax	3,728	–	3,728
Obligations for purchase of land	73,056	–	73,056
Others	79,290	–	79,290
Shareholders’ equity
Total Gafisa shareholders’ equity	1,441,870	(34,604)	1,407,266
Noncontrolling interests	39,576	10,498	50,074
Total shareholders’ equity	1,481,446	(24,106)	1,457,340
Total liabilities and shareholders’ equity	2,889,040	(24,106)	2,864,934

Restated U.S. GAAP Income Statement – 2007

c) Restatement Adjustments – Income Statement

	As originally reported		As restated
Net Income	2007	Restatement Adjustments	2007
	(Unaudited)	(Unaudited)	(Unaudited)
Net operating revenue	1,090,632	(111,007)	979,625
Operating costs (sales and services)	(865,756)	64,601	(801,155)
Gross profit	224,876	(46,406)	178,470
Operating expenses
Selling, general and administrative	(192,025)	–	(192,025)
Other	1,595	–	1,595
Operating income	34,446	(46,406)	(11,960)
Financial income (expenses)	27,243	4,386	31,629
Income (loss) before income tax, equity in results and noncontrolling interest	61,689	(42,020)	19,669
Income tax expense	(1,988)	7,416	5,428
Income (loss) before equity in results and noncontrolling interests	59,701	(34,604)	25,097
Equity in results	8,499	10,498	18,997
Net income (loss)	68,200	(24,106)	44,094
Less: attributable to noncontrolling interests	(4,738)	(10,498)	(15,236)
Net income (loss) attributable to Gafisa	63,462	(34,604)	28,858